

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 15, 2011

<u>Via U.S. Mail</u>

Vladimir Bibik
President, Secretary, Treasurer and Director
Rainbow International, Corp.
Pekarska 36
Brno
Czech Republic 60200

> **Re: Rainbow International, Corp.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed: August 9, 2011**
> **File No.: 333-175337**

Dear Mr. Bibik:

We have reviewed your amendment and have the following comments.

<u>Prospectus Cover Page, page 3</u>

1.   We note your revised disclosure in response to comment two in our letter dated July 28, 2011. Please revise your disclosure to reflect that the total gross proceeds to the company assuming the sale of all shares offered pursuant to the registration statement are $80,000 and not $80,800.

<u>Use of Proceeds, page 15</u>

2.   We note your response to comment 14 in our letter dated July 28, 2011. The Net Cash – May 31, 2011 line item appears to represent cash you had on hand as of May 31, 2011, rather than a portion of the offering proceeds from this Form S-1. As such, please revise the table on page 15 to move the Net Cash – May 31, 2011 line item, so that it first appears below the Net After Offering Expenses subtotal. This way the table first computes the net offering proceeds and then adds the Net Cash – May 31, 2011 line item afterwards. This will also ensure that the amounts presented in the Net After Offering Expenses subtotal on page 15 agree to those included in the Anticipated Net Offering Proceeds line item on page 17.

<u>Dilution, page 17</u>

3.   We note your response to comment 15 in our letter dated July 28, 2011. You appear to be using gross offering proceeds plus your May 31, 2011 historical net tangible book

value of $2,600 to calculate your post offering net tangible book value. Your post offering net tangible book value should be calculated by adding net offering proceeds (gross proceeds minus offering expenses) to your May 31, 2011 historical net tangible book value of $2,600. Please revise your disclosures throughout the filing accordingly. Refer to Item 506 of Regulation S-K.

Financial Statements

Note 6. Subsequent Events, page F-9

4.   We note your response to comment 26 in our letter dated July 28, 2011. ASC 855-10-50-1 requires you to disclose two items. The first item is the date through which subsequent events have been evaluated. Your revisions now address this first item. However, your revisions also deleted disclosure required by the second item. To address the second item, please revise your disclosure to state, if true, that this is the date the financial statements were issued.

Exhibit 23.2

5.   Please make arrangements with your auditor for them to also refer in their consent to the inclusion of their name under the Experts section of the amended Form S-1.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Thomas E. Puzzo, Esq.